FOIA CONFIDENTIAL TREATMENT REQUEST
Pursuant to 17 CFR 200.83
The entity requesting confidential treatment is:
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024
Attn: Darryl Burman, Vice President & General Counsel
Tel: (713) 647-5764
Fax: (713) 647-5764

August 2, 2016
Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 3, 2016
Form 8-K Filed on April 27, 2016
File No. 1-13461

Dear Ms. Thompson:
Set forth below are the responses of Group 1 Automotive, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”), the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (the “2016 First Quarter Form 10-Q”) and the Company’s Form 8-K filed on April 27, 2016 (the “April 2016 Form 8-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text. All references to page numbers and captions correspond to the 2015 Form 10-K, 2016 First Quarter Form 10-Q or the April 2016 Form 8-K unless otherwise specified.

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
GP1-2

The Company is requesting confidential treatment pursuant to 17 C.F.R. §200.83 (“Rule 83”) for portions of response, indicated by [**] (the “Confidential Material”), and consequently, portions of this response have been redacted from this EDGAR filing. The Company has contemporaneously provided an unredacted response to the Staff. Please inform the contact person identified on the first page of this letter of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

1.
Given the challenging economic environment in Brazil, tell us what consideration you gave to disclosing additional information and trends specific to the inventory of your Brazilian reportable segment. For example, to the extent that inventory turnover or new and used vehicle days’ supply was materially different than your other reportable segments, we believe such information would provide useful information to investors and enable them to see the company through the eyes of management.

Response: We confirm for the Staff that in light of the challenging economic environment in Brazil, we did consider disclosure of additional information and trends in inventory specific to our Brazil reportable segment. However, we believe that the data reflected by new and used vehicle days’ supply, inventory turnover and other metrics provided below, as well as the relative significance of our Brazilian inventory and reportable segment compared to the Company on a consolidated basis, support our conclusion that such information would not provide useful information to investors.

We utilize new and used vehicle inventory days’ supply, as well as other quantitative data to monitor the impact of our management of vehicle inventory on our operational and financial performance. These metrics are reported on a monthly basis, at a minimum, to various levels of our operational and financial organization. In evaluating the impact of the challenging economic environment in Brazil and assessing whether to disclose additional information and trends specific to our Brazilian inventory, we considered factors such as:

•	The recent historical trend of new and used vehicle inventory days’ supply in our geographic region in Brazil (“Brazil Region”);

•	The new and used vehicle inventory days’ supply in our geographic regions in the U.S. and U.K. (“U.S. and U.K. Regions”);

•	Indicators of a potential devaluation in our Brazilian inventory, such as average retail sales prices, average inventory cost, retail gross margin and retail gross profit per unit;

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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•	The risk of a significant negative financial impact attributable to our inventory values in Brazil;

•	The impact of a significant devaluation in new and used vehicle inventory values in Brazil on our consolidated financial results; and

•	The relative significance of our reporting unit in Brazil (“Brazil Reporting Unit”) to our consolidated operating results.
With regards to the historical trend of new and used vehicle inventory days’ supply in our Brazil Region, there was no significant negative trend in either our new or used vehicle inventory days’ supply, as reflected in the following tables:

As of	New Vehicle Days' Supply	Used Vehicle Days' Supply
December 31, 2015	[**]	[**]
September 30, 2015	[**]	[**]
June 30, 2015	[**]	[**]
March 31, 2015	[**]	[**]
December 31, 2014	[**]	[**]

The increase in new vehicle days’ supply from [**] days at December 31, 2014 to [**] days at June 30, 2015 is generally attributable to seasonality, as further described in our 2015 Form 10-K and 2016 First Quarter Form 10-Q. Relatively weaker new vehicle sales activity in the first and second quarters of each year in Brazil typically results in an increase in new vehicle days’ supply in those periods. However, that inventory level decreases in the second half of the year as sales activity improves. Based on this analysis, we did not identify any specific trends in vehicle inventory levels in Brazil over the course of the recent recession in Brazil.

In addition, the days’ supply of our new vehicle inventory in our Brazil Region is typically less than those in our U.S. and U.K. Regions, as reflected in the following table:

As of	New Vehicle Days' Supply
	Brazil	U.S.	U.K.
December 31, 2015	[**]	[**]	[**]
December 31, 2014	[**]	[**]	[**]

As a result, we did not believe our new vehicle days’ supply in Brazil indicates a higher risk of devaluation compared to our other reportable segments. Instead, the relatively lower new vehicle days’ supply would indicate the opposite.

The data in the following table demonstrates that the days’ supply of our used vehicle inventory in our Brazil Region is generally similar to those in our U.S. and U.K. Regions.

As of	Used Vehicle Days' Supply
	Brazil	U.S.	U.K.
December 31, 2015	[**]	[**]	[**]
December 31, 2014	[**]	[**]	[**]

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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As a result, we did not believe our used vehicle days’ supply to be materially different from our other reportable segments.

Another factor we considered in our evaluation of the potential devaluation in our Brazilian inventory was vehicle selling prices. For that, we evaluated the trend of new and used average retail vehicle sales prices per unit, as follows (in Brazilian real):

For the three months ended	Average retail vehicle sales price per unit
	New	Used
December 31, 2015	[R$**]	[R$**]
September 30, 2015	[R$**]	[R$**]
June 30, 2015	[R$**]	[R$**]
March 31, 2015	[R$**]	[R$**]
December 31, 2014	[R$**]	[R$**]

On a local currency basis, the average new vehicle retail sales prices per unit increased sequentially beginning with the fourth quarter of 2014 through each quarter of 2015 and average used vehicle retail sales prices per unit remained consistent over that same time period. As such, we concluded that any potential risk of devaluation in new or used vehicle inventory as a result of the recent challenging economic conditions in Brazil was not significant to the Company.

In addition to the trend of new and used average retail vehicle sales prices per unit, we considered the following average new vehicle inventory cost (i.e., invoice cost from the original equipment manufacturer or “OEM”) in total and by brand:

Brand	Average Invoice Cost
	2015	2014
BMW	[R$**]	[R$**]
Honda	[R$**]	[R$**]
Land Rover	[R$**]	[R$**]
Mercedes-Benz	[R$**]	[R$**]
Nissan	[R$**]	[R$**]
Peugeot	[R$**]	[R$**]
Toyota	[R$**]	[R$**]
Total	[R$**]	[R$**]

We noted that average invoice cost from the OEM of our new vehicle inventory generally increased from 2014 through 2015 in total and by brand.

Further, we assessed the trend of new and used retail gross margins and gross profit per unit over the same period:

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
GP1-5

For the three months ended	Retail gross margin
	New	Used
December 31, 2015	[**%]	[**%]
September 30, 2015	[**%]	[**%]
June 30, 2015	[**%]	[**%]
March 31, 2015	[**%]	[**%]
December 31, 2014	[**%]	[**%]

For the three months ended	Retail gross profit per retail unit
	New	Used
December 31, 2015	[R$**]	[R$**]
September 30, 2015	[R$**]	[R$**]
June 30, 2015	[R$**]	[R$**]
March 31, 2015	[R$**]	[R$**]
December 31, 2014	[R$**]	[R$**]

We noted that the gross margin and gross profit per retail unit trends for our new and used retail vehicles were consistent over the period from the fourth quarter of 2014 through 2015.

We also considered whether the Company would experience a significant negative financial impact as a result of any material devaluation of our inventory value in Brazil. We specifically considered the negative trends in leading economic indicators, such as gross domestic product (“GDP”), inflation and interest rates, the decline in vehicle sales and other factors impacting the value of our inventory. However, our risk of significant negative financial impact is mitigated by the relatively quick turnover of our inventory, which was [**] days for new vehicles and [**] days for used vehicles, as of December 31, 2015.

New vehicle inventory in our Brazil Region totaled [$**] million as of December 31, 2015, which represented [**%] of the Company’s consolidated new vehicle inventory and [**%] of the Company’s consolidated assets. Used vehicle inventory in our Brazil Region totaled [$**] million as of December 31, 2015, which represented [**%] of the Company’s consolidated used vehicle inventory and [**%] of the Company’s consolidated assets. Total assets, revenue and gross profit of our Brazil Region were $115.5 million, $518.3 million and $57.4 million, respectively, as of and for the year ended December 31, 2015, representing 2.6%, 4.9% and 3.7% of the Company’s assets, revenue and gross profit on a consolidated basis.

Based upon the analysis described above, we do not believe that disclosure of additional information and trends specific to the inventory of our Brazilian reportable segment in our 2015 Form 10-K would have been useful to investors. Further, we do not believe that our inventory risk in Brazil warranted additional disclosure in our 2015 Form 10-K. However, we recognize that there is an inventory risk in Brazil, particularly in light of the recently challenging economic environment. Therefore, we confirm for the Staff that we

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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will continue to evaluate such risk and, to the extent material, we will disclose in future filings information and trends specific to the inventory of our Brazil Region.

Financial Statements for the Year Ended December 31, 2015

15. Asset Impairments, page F-33

2.
We note that you recorded approximately 98%, 73% and 83% of your asset impairments that occurred during fiscal years 2015, 2014 and 2013, respectively, during the fourth quarter, the quarterly period in which you test goodwill and indefinite-lived intangible assets for impairment. Please address the following comments related to your impairment testing:

•
We note that your fiscal 2015 impairments primarily relate to approximately $80 million of goodwill and franchise right impairments associated with your Brazilian operations. Given the challenging economic environment in Brazil, including the ongoing recession, sales declines, and the expiration of the government sponsored auto purchase tax incentive at the end of 2014, tell us in sufficient detail why an impairment charge and/or, if applicable, interim impairment test was not necessary prior to the fourth quarter. In doing so, clarify if you regularly update and assess estimates in the first three quarters of your fiscal year. If so, tell us the circumstances that changed from prior periods that culminated in an impairment being necessary in the fourth quarter of 2015 and not in an earlier period.

•
Tell us in sufficient detail the events that would cause you to test your indefinite-lived intangible assets, reporting units, and long-lived assets for impairment between your year-end assessment and/or testing dates. See ASC 350-30-35-18, 350-20-35-28 through -32, and 360-10-35-21.

Response: The Company is organized into four geographic regions, East and West Regions in the U.S., the U.K. Region and the Brazil Region. We have determined that each region represents a reporting unit for the purpose of assessing goodwill for impairment.  Other than goodwill, intangible franchise rights are the only significant identifiable intangible asset capitalized on the Company’s balance sheet. Intangible franchise rights represent our rights under franchise agreements with manufacturers and are indefinite-lived. They are recognized and tested for impairment at the individual dealership level.

As described in additional detail below, we regularly conduct certain internal control procedures designed to assess whether any events or changes in circumstances have occurred that would require us to recognize an impairment loss on an interim basis. Specifically related to the requirements of ASC 350-30-35-18, 350-20-35-28 through -32 and 360-10-35-21, we performed our review controls for impairment indicators associated with material indefinite-lived intangible assets, reporting units and long-lived assets in the first, second and third quarters of 2015. Specific to our operations in Brazil,

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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we considered the deterioration in general economic conditions ongoing during 2015 and the impact on our future operations. At the time, we viewed the economic weakness as modest and largely a shift in cash flows between years. In other words, we expected a recovery in the intermediate to long-term periods. Recognizing that the models used in the impairment tests for goodwill and intangible franchise rights are more sensitive to growth projections in the long-term period than in the near-term, we did not consider such information to be an indicator of impairment. In our judgment, we did not identify any events or changes in circumstances impacting the assumptions used in our 2014 annual impairment test, which would indicate that, more likely than not, an impairment existed. Therefore, as covered in further detail below, based on the interim reviews that we conducted, we did not perform an impairment test during those interim periods of 2015.

We complete our budget process annually in the fourth quarter. Completion of the annual budget reestablishes the near-term operating and cash flow assumptions used in our annual impairment test. For example, completion of the 2016 annual budget reestablished the near-term operating and cash flow assumptions used in our 2015 annual impairment test. After completion of our 2016 budget process and during our preparation of the 2015 annual impairment test, we again reevaluated our intermediate and long-term operating and cash flow assumptions, particularly in light of the then-current economic and political situations and the operational results and forecast that began to show accelerated deterioration in the fourth quarter of 2015 in Brazil. As detailed more below, external forecasts and news on the Brazil economy deteriorated substantially in the fourth quarter of 2015. This led us to conclude in the fourth quarter that both our 2016 budget and long-term outlook utilized in our 2015 annual impairment test would be substantially reduced from our 2015 budget and 2014 annual impairment test, respectively. In our reevaluation of our intermediate and long-term operating and cash flow assumptions conducted in the fourth quarter, we concluded that such results would be tempered by a lower starting base (i.e., the 2016 budget) and reduced growth rates. In contrast to our judgment in the earlier quarters of 2015, in which we believed the near-term softness would not significantly impact our overall forecast (i.e., recovery in the intermediate and long-term periods), we concluded late in the fourth quarter of 2015 that such weakness would not be recovered. As a result, we also reduced our financial performance outlook for the Brazil Region for the intermediate and long-term periods. This information was then used in determining that the carrying value of certain assets was impaired. The following is a more detailed discussion of our process for evaluating whether impairment indicators exist, requiring an interim test for impairment. Additionally, we have included further details related to our 2015 annual impairment test and the events and circumstances resulting in our change in outlook during the fourth quarter of 2015.

Interim Impairment Assessment of Intangible Franchise Rights

Under ASC 350-30-35-18, we are required to test an intangible asset that is not subject to amortization for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. ASC

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
GP1-8

350-30-35-18A states that an entity may first perform a qualitative assessment to determine whether it is necessary to perform the quantitative impairment test. On a quarterly basis, we meet with senior management, including representatives from the operations team to consider any events and changes in circumstances that would indicate a potential impairment of the capitalized value of our intangible franchise rights and goodwill of our dealerships and reporting units, respectively. At this meeting, we discuss:

•	Any adverse changes in legal factors or in the business climate;

•	Adverse action or assessment by a regulator;

•	Unanticipated competition;

•	Loss of key personnel;

•	Expectations related to the impact of recent dealership dispositions; and

•	Significant changes to expectations regarding sales, margins or expenses for each dealership in each reporting unit.
In addition to our quarterly meeting with senior management, we evaluate, on a quarterly basis, certain dealerships that we determine to be at a higher risk of impairment for events or changes in circumstances that, in our opinion, indicate an impairment of the associated carrying value of the intangible franchise rights is more likely than not. This process involves a review of a number of factors, including:

•	The specific operating performance of the higher risk dealerships;

•	The sales performance of and intermediate sales forecast for brands that we own compared to the overall automotive industry (in Brazil and in other regions, as appropriate);

•	The economic situation in the respective geographic areas of the region that our dealerships operate compared to the general economic conditions (of Brazil and of other regions, as appropriate);

•	The implementation status of certain best practices intended to improve profitability and cash flows; and

•	The cost savings initiatives being implemented and/or evaluated for implementation.
Also, as a part of the agenda for our quarterly meeting with the Audit Committee of the Board of Directors, we discuss impairment indicators considered and/or identified related to our material indefinite-lived intangible assets, reporting units or long-lived assets.

During the first three quarters of 2015, we completed the procedures described above, which are designed to identify an event or change in circumstance indicating a potential impairment in the remaining carrying value of these intangible franchise rights. We conducted our meetings with senior management and specifically considered the following events, circumstances and factors:

•
We did not identify any adverse changes in legal factors, adverse actions or assessments by regulators, unanticipated competition or loss of key personnel relating to our dealerships in Brazil with capitalized intangible franchise rights value.

•	The dealerships representing approximately [**%] of the remaining capitalized intangible franchise rights value were performing at or better than budgeted through the first three quarters of 2015.

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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•
For the remaining dealerships, we determined that it was premature to distinguish how much of their budget underperformance related to temporary, short-term interruptions (e.g., the lingering impact of the 2014 Brazilian presidential election, 2014 World Cup, the expiration of auto purchase tax incentives and disruption from protests surrounding corruption and the Petrobras scandal, etc.) and how much related to longer-term, systemic economic or brand-related issues that would indicate a potential impairment. As such, we continued to expect a near-term recovery to the budgeted and forecasted levels that were assumed within our 2014 impairment testing models.

•
The sales performances of many of our dealership brands with residual intangible franchise rights were outperforming the overall Brazilian retail automotive industry. Therefore, we believed that these dealerships would realize a quicker recovery from the economic pressures than many of the other Brazilian brands, as these brands increased market share during the economic downturn.

•
Many of our dealerships with residual intangible franchise rights operated in geographic areas that were more stable economically, as compared to the overall economic conditions of Brazil. So, we concluded that these dealerships would recuperate more quickly from the economic turmoil.

•
Short-term events like the 2014 World Cup, the 2014 Brazilian presidential election and the Petrobras scandal, coupled with the economic challenges, delayed our local management team from effectively implementing both operational best practices and cost savings initiatives. However, we expected to continue to have significant opportunity to improve our operating performance and cash flow, despite the economic situation in Brazil. We believed that near-term redirection, focusing on implementation of these operational efficiencies, would produce significant improvement in our financial results.

•
Projections of reduction in the near and intermediate-term sales growth from the forecasts utilized in our 2014 annual impairment test. In evaluating such as a potential impairment indicator, we referenced back to the sensitivity analysis in our 2014 annual impairment test, which forecasted no growth in new vehicle sales beyond 2016 and resulted in an immaterial amount of additional impairment of our intangible franchise rights and no impairment of goodwill. Compared to that sensitivity analysis, the projected reduction in near and intermediate-term sales growth was not significant. In addition, the projected reduction in near and intermediate-term sales growth did not negatively alter our long-term view of business activity in Brazil.

Given the collective consideration of each of these factors during the course of our interim impairment assessments, we judged that the disruption in the Brazilian economy, political situation and automotive industry during the first nine months of 2015 was generally short-term, temporary volatility. We concluded in each of our 2015 interim assessments for impairment indicators that the Brazilian economy, the Brazilian retail automotive industry, and more specifically, our Brazil Region’s operational results would improve substantially over the intermediate and long-term periods. This is consistent with external economic forecasts that we reviewed that projected a return to positive GDP growth for Brazil starting in the fourth quarter of 2015 and continuing in 2016. It was not

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August 2, 2016
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until the October 31, 2015 GDP forecast report was issued that the external economic outlook turned negative for the first two quarters of 2016. Therefore, we did not identify an event or change in circumstances that we believed, in our judgment, would more likely than not indicate an impairment of the capitalized value of our intangible franchise rights in our Brazil Region during the first three quarters of 2015.

We acknowledge the Staff’s comment that substantially all of the Company’s asset impairment charges identified during the fiscal year of 2015 were recognized in the fourth quarter. The timing of such charges was due to changes of the future outlook of the Brazilian economy, including external forecasts, in the fourth quarter of 2015, as detailed more below. This led to the Company’s reevaluation of certain fundamental assumptions underlying the value of, or the cash flows associated with, our intangible franchise rights, as well as goodwill, in our Brazil Region. As a result, this reevaluation identified changes in circumstances and expectations that necessitated the recognition of impairment losses attributable to those assets.

Interim Impairment Assessment of Goodwill

Under ASC 350-20-35-30, we are required to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In accordance with ASC 350-20-35-3C, we consider, among other factors, the following list of events and circumstances in determining whether an interim goodwill impairment test is necessary in our quarterly meeting with senior management:

•	Macroeconomic conditions;

•	Political environment;

•	Industry and market considerations;

•	Cost factors;

•	Overall financial performance;

•	Other relevant entity-specific events; and

•	A sustained decrease in share price.
We also consider other Company-specific factors that would most affect a reporting unit’s fair value, when evaluating whether an interim goodwill impairment test is necessary, such as:

•	The micro-economic situation within the specific areas of the region in which we operate;

•	The operating performance of the specific brands of vehicles that we sell;

•	Operational best practices that are in process of being implemented and/or are yet to be implemented within each dealership in the region, as well as the region as a whole;

•	Cost savings initiatives implemented and available for implementation within each of the dealerships in the region, as well as the region as a whole;

•	The operating performance of the region on a total and “same store” basis, adjusted to exclude the impact of non-core items, such as non-cash asset

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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impairment charges (“same store” results include the results of dealerships for the identical months in each period); and

•	Market data relative to valuations of dealerships and dealership groups, such as buy/sell transactions.
In addition to the evaluation described above relative to any events or changes in circumstances that would indicate potential impairment of our intangible franchise rights, we specifically considered the following in our interim evaluation of goodwill for potential impairment during the first three quarters of 2015:

•	Our total revenues and gross profit for the Brazil Region through the first three quarters of 2015 exceeded budget by [**%] and [**%], respectively.

•
Our selling, general and administrative expenses (“SG&A”) exceeded budget, resulting in our net operating results and cash flows falling short of our original 2015 budget expectations. However, as noted above, we believed that significant cost savings initiatives remained to be implemented.

•
Despite these expense deficits, we generated a net pretax profit in our Brazil Region on a “same store” basis, after adjusting for non-cash asset impairment charges, for the second and third quarters of 2015 and on a year-to-date basis through September, as well as October 2015.

•
The positive impact to our operating results and cash flows of the termination of two franchises in May and July of 2015 and closure of the respective dealerships. During 2014 and 2015, these dealerships generated operating losses, partially offsetting the net pretax profit in the region mentioned above, and negatively impacted cash flow. As a result, their disposal produced a positive impact to the aggregate financial results of the Brazil Region.

•
Available market data relative to dealership valuations, including a review of dealership acquisitions in Brazil in which the sellers had not agreed to significantly reduce the purchase price, indicating a generally positive intermediate-term outlook for the retail automotive industry in Brazil.

Again, given the collective consideration of each of these factors and the ones considered in our intangible franchise rights assessment, we determined that the disruption in the Brazilian economy, political situation and automotive industry during the first nine months of 2015 was generally short-term, temporary volatility. We concluded in each of our 2015 interim assessments for impairment indicators that the Brazilian economy, the Brazilian retail automotive industry, and more specifically, our Brazil Region’s operational results would improve substantially over the intermediate and long-term periods. Therefore, we did not identify an event or change in circumstances that we believed would more likely than not indicate an impairment of the capitalized value of our goodwill in our Brazil Region.

Annual Testing of Goodwill and Franchise Rights for Impairments

As of October 31, 2014, we performed our requisite annual impairment test of the capitalized value of our intangible franchise rights, including [$**] million in our Brazil Region. In connection with our testing, we considered a number of external factors that coul

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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d impact the fair value of our assets. At that time, we believed that our 2014 operating results were generally not indicative of our future expectations for the Brazil Region’s profitability, given the disruption caused by the 2014 World Cup and Brazilian presidential election. Specifically, we considered the impact of the 2014 presidential election in Brazil and the expiration of government sponsored auto purchase tax incentives at the end of 2014 and how they would continue to impact the operating and cash flow results of each of our dealerships in Brazil during 2015. We generally expected softer economic industry conditions in Brazil during 2015, recovering over the intermediate-term. In our 2014 annual impairment test for intangible franchise rights and goodwill, we used 2015 budgeted revenues for Brazil that assumed declines from 2014 levels and lower margins, resulting from the expiration of the tax incentive. As a partial offset, we planned for substantial improvements in our SG&A levels and operating income resulting from cost savings efforts. We also believed that the 2015 budget for expenses and profitability, while favorable compared to our 2014 results, was conservative in a number of different areas compared to our expectations regarding future business prospects once: (1) we were able to implement a more reasonable compensation structure and other cost savings initiatives; (2) the immediate negative impact of the expiration of the tax incentives had waned; and (3) the macro-economic environment in Brazil recovered. Again, we believed that the Brazilian economy, the Brazilian retail automotive industry, and more specifically, our Brazil Region’s operational results would improve substantially over the intermediate and long-term periods.

As a result, in the 2014 impairment test, our intermediate-term expectations for the Brazilian operations still included growth in sales, profitability and cash flows. Our forecast for years 2016 through 2019 assumed a recovery in the macro-economy in Brazil and, more particularly, in the retail automotive industry. We forecasted growth as follows:

Forecasted Recovery
For the Year	Total Revenue Growth*	Total Gross Margin	SG&A as a % of Gross Profit	EBITDA (in millions)
2016	[**%]	[**%]	[**%]	[$**]
2017	[**%]	[**%]	[**%]	[$**]
2018	[**%]	[**%]	[**%]	[$**]
2019	[**%]	[**%]	[**%]	[$**]
* Excludes the impact of forecasted consumer price index increases

The results of our annual impairment test are predominantly impacted by management’s assumptions regarding projected cash flows of the dealerships within each reporting unit. We discount such cash flows utilizing a weighted average cost of capital (the “WACC”), specific to each reporting unit. We update all of our assumptions within the WACC (including the risk free rate, beta, alpha, etc.) on an annual basis, at a minimum, in conjunction with our annual impairment test. In the calculations of discounted cash flows for our 2014 annual impairment test, we utilized a WACC of [**%] for the Brazil Region.

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August 2, 2016
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As a result of our 2014 annual impairment test utilizing the above inputs and considerations, we recognized an impairment of [$**] million in the carrying value of certain dealerships’ intangible franchise rights in Brazil, leaving approximately [$**] million of capitalized intangible franchise rights in Brazil as of December 31, 2014. This remaining capitalized value represented [**%] of consolidated intangible franchise rights and [**%] of our consolidated total assets as of December 31, 2014. As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and discussed below, we performed sensitivity analysis related to our 2014 annual intangible franchise rights and goodwill impairment test for the Company, including the Brazil Region. In such analysis, we noted that a 200 basis point increase in the WACC would have resulted in an additional $14.0 million impairment of our intangible franchise rights in total for the Company, inclusive of [$**] million related to the Brazil Region. The 200 basis point increase would not have resulted in a failure of step 1 of the goodwill impairment test for any of our reporting units. In addition, we noted that an intermediate-term forecast of no new vehicle sales growth beyond 2016 would have resulted in an additional $2.0 million impairment of our intangible franchise rights in total for the Company, inclusive of [$**] million related to the Brazil Region. The plateau in new vehicle revenue growth would not have resulted in a failure of step 1 of the goodwill impairment test for any of our reporting units.

In connection with our annual impairment test as of October 31, 2015, we reevaluated our intermediate and long-term assumptions for growth in Brazil. We previously concluded that near and intermediate-term weakness from a macro-economic, retail automotive industry and Company-specific perspective would not significantly impact the overall valuation due to long-term recovery. That view changed in the fourth quarter of 2015. The new factors that we considered in our 2015 annual impairment test included:

•
Independent, third-party forecasts updated during the fourth quarter of 2015 that for the first time in 2015 predicted a continued decline in new vehicle sales in Brazil during 2016 from final 2015 sales levels. The 2015 sales levels ended up worse than what was forecasted only a few months before. A recovery was not predicted to be likely until 2017 at the earliest.

•
According to a publication from J.P. Morgan, the GDP forecast for Brazil deteriorated substantially from the third to fourth quarter of 2015. As of July 31, 2015, the GDP for the first quarter 2016 was forecasted to grow. However, when revised as of October 30, 2015, the GDP for the first quarter of 2016 was forecasted to decline. And, in that same report, the GDP for the second quarter of 2016 was also estimated to decline, as follows:

	GDP Forecast (% Change over Prior Period)
	As of July 31, 2015	As of October 30, 2015
Third Quarter 2015	(2.5)%	N/A
Fourth Quarter 2015	0.1%	(2.5)%
First Quarter 2016	1.8%	(0.7)%
Second Quarter 2016	N/A	(1.4)%

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•
Increased volatility in the economy in the near and intermediate-term due to instability in the Brazilian political situation, including the commencement of impeachment proceedings against the Brazilian president in December 2015, and the Petrobras scandal. Also, in December 2015, the country’s finance minister, Joaquim Levy, resigned and was replaced by Nelson Barbosa, who many analysts considered “dovish on fiscal austerity.”

•
An initial downgrade of the Brazilian debt from investment to non-investment grade by Standard & Poor’s Financial Services in September 2015 was subsequently reinforced by similar downgrades by Fitch Ratings in December 2015 and Moody’s Corporation in February 2016.

•
Projected continued rise in interest rates. As a result, we updated our WACC for the Brazil Region in the fourth quarter of 2015 to prepare our 2015 annual impairment test and utilized [**%], as compared to [**%] in our 2014 annual impairment test. There were no previous indicators that our WACC had risen beyond the sensitivity analysis utilized in our 2014 annual impairment test (i.e., 200 basis points).

•	Projected continued rise in inflation rates and decline in consumer confidence.

•
Industry reports in the fourth quarter of 2015 of current and forecasted future decreases in vehicle production by a number of manufacturers. In particular, Brazil new vehicle retail automotive industry sales, which were down about 22% year-to-date through September 2015, declined an additional 14 percentage points in the fourth quarter of 2015. While the industry as a whole was down 22% through September 2015, our dealership operations were only down [**%] as a result of favorable brand mix and performance.

In evaluation of all of the above factors, we made a determination in the fourth quarter of 2015 that a more tempered, slow recovery in the intermediate and long-term forecast periods was appropriate, as follows:

•	We forecasted that revenues would not recover in 2017 through 2019 to the levels forecasted in the 2014 impairment test.

Revenue Forecast ($ in millions)
For the Year	2014 Test	2015 Test
2017	[$**]	[$**]
2018	[$**]	[$**]
2019	[$**]	[$**]
2020	N/A	[$**]

•	We reevaluated our intermediate-term forecasted gross margins for each business sector and generally decreased our forecast for years 2017 through 2019 from the 2014 impairment test.

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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Total Gross Margin Forecast
For the Year	2014 Test	2015 Test
2017	[**%]	[**%]
2018	[**%]	[**%]
2019	[**%]	[**%]
2020	N/A	[**%]

•
We adjusted forecasted SG&A levels to be more reflective of the current and forecasted intermediate-term operating environment, which was up from the 2015 budget and better emulated the impact of higher than expected inflation, as well as the pace at which cost savings initiatives were able to be implemented within the Brazil Region. We incorporated some benefit over time from leveraging scale and cost savings initiatives, but moderated those expectations from the 2015 budget. Additionally, lower forecasted gross profit as previously mentioned contributed to a higher forecasted ratio in this metric.

Total SG&A as a % of Gross Profit Forecast
For the Year	2014 Test	2015 Test
2017	[**%]	[**%]
2018	[**%]	[**%]
2019	[**%]	[**%]
2020	N/A	[**%]

•	As a result, our EBITDA forecast declined from the 2014 test to the 2015 test.

For the Year	EBITDA Decline
2017	[**%]
2018	[**%]
2019	[**%]

•
In conjunction with each annual impairment test, we estimate a long-term growth rate for the calculation of a terminal value, based upon the facts and circumstances existing at the time. For our 2015 annual impairment test, we reevaluated our long-term growth rate assumption and decided that it should not change significantly from prior year, despite the recent and projected significant decline in near-term forecasts. As such, we utilized a modest rate of [**%], which was off more depressed operating profits than previously forecasted in our 2014 test. Based upon discussions at the time with third party valuation specialists, this assumption was on the low end of a reasonable range.

As a result of our review of these events and changes in circumstances, the carrying values of the corresponding franchise rights associated with [**] dealerships in Brazil were determined to be less than the estimated fair value and, thus, impaired. A corresponding impairment charge of [$**] million was recognized in the period. We also failed step one of the impairment test of goodwill for the Brazil Region, resulting in a [$**

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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] million impairment being recognized as a result of performing step two of the goodwill impairment test.

Interim Impairment Assessment of Long-Lived Assets

Under ASC 360-10-35-21, we are required to test a long-lived asset (asset group) for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset (asset group) is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset (asset group) and its eventual disposition. As a result, we regularly evaluate a number of events and changes in circumstances to determine whether the carrying value of our long-lived assets may not be recoverable, including the examples listed in ASC 360-10-35-21:

•	A significant decrease in the market price of a long-lived asset (asset group);

•	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

•
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and/or

•	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
While we regularly track and consider the above factors, another common event that would cause us to evaluate the carrying value of our assets is the sale or disposal of a dealership or related group of assets. In most of these disposition transactions, a third-party buyer pays us net book value for the dealership equipment, furniture and fixtures. In addition, since 2009, we have an established idle asset policy that encourages the transfer of potentially idle assets to another dealership within a city, market, region or country to be utilized in operations. As a result, we generally do not identify any significant impairment as it relates to dealership equipment, furniture and fixtures. With each expected dealership disposition, we also evaluate the recoverability of the associated real estate (i.e., land and/or building), as applicable. In such situations where an impairment is identified, we recognize the impairment in the period identified.

•
Provide us with a summary of any material indefinite-lived intangible assets, reporting units, or long-lived assets tested for impairment on an interim basis during fiscal years 2015 and 2014. Where available, provide us with the carrying value and derived fair value of each asset and/or reporting unit and clarify the events that caused you to test each asset and/or reporting unit for impairment.

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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Response: Specifically related to the requirements of ASC 350-30-35-18, 350-20-35-28 through -32 and 360-10-35-21, we did not identify any events or changes in circumstances impacting the assumptions used in our 2014 annual impairment test that indicated that, more likely than not, an impairment existed in the first, second and third quarters of 2015 associated with a material indefinite-lived intangible asset, reporting unit or long-lived asset. Therefore, based on the interim reviews that we conducted, we did not perform an interim impairment test during those periods. However, in connection with certain indefinite-lived intangible and long-lived assets that we deemed to qualify for “held-for-sale” treatment, we tested for and, in some cases, recognized impairments associated with such assets during the interim quarters of 2015 and 2014.

•
We did not see any cautionary disclosure within your third quarter 2015 Form 10-Q regarding the potential for imminent material impairment charges. Clarify why cautionary disclosures were not necessary and why this quarterly filing indicates that there were no significant changes to your critical accounting policies since your 2014 Form 10-K.

Response: The Company’s 2014 Form 10-K (on pages 23-24) included the risk “The impairment of our goodwill, our indefinite-lived intangibles and our other long-lived assets has had, and could in the future have, a material adverse effect on our results of operations.” Disclosure contained in the risk factor explains our process for evaluating goodwill and intangible franchise rights for impairment and expressly states:
“We assess goodwill and other indefinite-lived intangibles for impairment on an annual basis, or more frequently when events or circumstances indicate that an impairment may have occurred.”
We also described and/or made reference to descriptions elsewhere in the 2014 Form 10-K of the key assumptions included in our impairment assessment process and concluded the discussion, noting that:
“If any one of these assumptions changes, or fails to materialize, the resulting decline in our estimated fair value could result in a material non-cash impairment charge.”

In Note 2, Summary of Significant Accounting Policies and Estimates of the Company’s 2014 financial statements as filed in the 2014 Form 10-K, we also disclosed with respect to our goodwill that:
“…if in future periods the Company determines that the carrying value of the net assets of one or more of its reporting units exceeds the respective fair value as a result of step one, the application of step two of the impairment test could result in a material non-cash impairment charge to the goodwill associated with the reporting unit(s).”

We did not provide any additional cautionary disclosure in Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 (the “2015 Third Quarter Form 10-Q”), regarding the potential for an imminent material impairment charge, because at the time that we filed our 2015 Third Quarter Form 10-Q, we did not consider an impairment

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August 2, 2016
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charge to be imminent, nor were we able to estimate, with any reasonable level of precision, a potential impairment amount. As described above, we did not identify any events or changes in circumstances in the first three quarters of 2015 that indicated an impairment was more likely than not, as a result of executing our internal control procedures designed to identify such. In preparation of our 2015 Third Quarter Form 10-Q, we considered the risk of an impairment and the disclosures noted above in both the risk factors of our 2014 Form 10-K, as well as the notes to our December 31, 2014 financial statements. We concluded that such disclosures were sufficient.

We acknowledge the Staff’s concerns and guidance related to the risk of material impairments charges. If we identify the potential for a material impairment charge during the preparation of future filings, we confirm for the Staff that we will include cautionary disclosure regarding the same in such filings.

22. Condensed Consolidating Financial Information, page F-41

3.	Please confirm that you meet the criteria of Rule 3-10(f)(1-3) of Regulation S-X to provide condensed consolidating financial information.

Response: Rule 3-10(f)(1-3) of Regulation S-X allows that, when a parent company issues securities and more than one of its subsidiaries guarantee those securities, the parent company’s annual and quarterly report need not include financial statements of the subsidiary guarantors if:

(1)	Each of the subsidiary guarantors is 100% owned by the parent company issuer;

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)
The parent company's financial statements are filed for the periods specified by §§210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

a.	The parent company;

b.	The subsidiary guarantors on a combined basis;

c.	Any other subsidiaries of the parent company on a combined basis;

d.	Consolidating adjustments; and

e.	The total consolidated amounts.

Upon the Company’s issuance of its initial tranche of 5.00% Senior Notes on June 2, 2014, we evaluated the criteria of Rule 3-10(f)(1-3) of Regulation S-X. We concluded at such time of evaluation and continue to represent that we meet this criteria because:

(1)	Each of the subsidiary guarantors of the 5.00% Senior Notes are 100% owned by Group 1 Automotive, Inc. (i.e., the parent company);

(2)	The guarantees of the subsidiary guarantors are full and unconditional;

(3)	The guarantees of the subsidiary guarantors are joint and several; and

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
GP1-19

(4)
We include, in a footnote to the financial statements within Group 1 Automotive, Inc.’s periodic filings, the condensed consolidating financial statements specified in §§210.3-01 and 210.3-02 with a separate column for:

a.	Group 1 Automotive, Inc. (i.e., the parent company)

b.	The subsidiary guarantors on a combined basis;

c.	All other subsidiaries on a combined basis;

d.	Consolidating adjustments; and

e.	The total consolidated amounts.

In future filings, we will clarify that we meet the criteria of Rule 3-10(f)(1-3) of Regulation S-X by including disclosure substantially similar to the following:
“In accordance with Rule 3-10 of Regulation S-X, condensed consolidated financial statements of non-guarantors are not required. The Company has no assets or operations independent of its subsidiaries. Obligations under the 5.00% Senior Notes are fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis by the Company’s current 100%-owned domestic subsidiaries and certain of the Company’s future domestic subsidiaries, with the exception of the Company’s “minor” subsidiaries (as defined by Rule 3-10 of Regulation S-X). There are no significant restrictions on the ability of the Company or subsidiary guarantors for the Company to obtain funds from its subsidiary guarantors by dividend or loan. None of the subsidiary guarantors’ assets represent restricted assets pursuant to SEC Rule 4-08(e)(3) of Regulation S-X.”

Form 10-Q for the Period Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

4.
It appears you present several new non-GAAP measures at the segment level in your filing, such as adjusted SG&A expenses, adjusted income from operations, and adjusted net income. We also note your statement that these measures “are not measures of financial performance under U.S. GAAP.” Please confirm our assumption that this statement is meant to convey that these measures are non-GAAP financial performance measures.

Response: We included in our 2016 First Quarter Form 10-Q certain non-GAAP financial measures in "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations," which exclude the impact of certain items within our Statement of Operations. These adjusted measures included (i) Adjusted SG&A, (ii) Adjusted SG&A as a Percent of Gross Profit, (iii) Adjusted Operating Margin and (iv) Adjusted Pretax Margin. We confirm for the Staff that these adjusted measures are non-GAAP performance measures and, in future filings, we will clarify our statement regarding these non-GAAP financial performance measures within “Non-GAAP Financial Measures” to more explicitly describe these measures, as follows:

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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“These adjusted measures are not measures of financial performance under U.S. GAAP, but are instead considered non-GAAP financial performance measures.”

We also included in our 2016 First Quarter Form 10-Q certain non-GAAP financial measures in “Liquidity and Capital Resources," which re-characterize certain items within the Statement of Cash Flows. These adjusted measures are (i) Adjusted Cash Flow from Operating Activities, (ii) Adjusted Cash Flow from Investing Activities and (iii) Adjusted Cash Flow from Financing Activities. These adjusted measures represent non-GAAP liquidity measures for which we provided reconciliations to the most directly comparable U.S. GAAP measures. We confirm for the Staff that, in future filings, we will clarify our statement regarding non-GAAP financial liquidity measures within “Non-GAAP Financial Measures” to more explicitly describe these measures, as follows:
“These adjusted measures are not measures of financial performance under U.S. GAAP, but are instead considered non-GAAP financial liquidity measures.”

Form 8-K Filed April 27, 2016

5.
Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, please revise future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than you do to the most directly comparable GAAP measures. We refer you to your references to adjusted net income and adjusted diluted earnings per common share in the bolded headline and opening paragraph of your earnings release.

Response: We have reviewed the Staff’s updated Compliance and Disclosure Interpretations on the use of non-GAAP financial measures, which was released on May 17, 2016. In response to this guidance and consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, we will not, in future earnings releases, give greater prominence to any non-GAAP financial measures than we do to the comparable GAAP measures.

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
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*	* *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact either Lance A. Parker, the Company’s Corporate Controller, at (713) 647-5743 or the undersigned at (713) 647-5764 with any questions.

[Signature on next page]

Confidential Treatment Requested by Group 1 Automotive, Inc.
August 2, 2016
GP1-22

Sincerely,

/s/ Darryl M. Burman

Darryl M. Burman
Vice President and General Counsel

Cc:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Lance A. Parker, Vice President and Corporate Controller
Gillian Hobson, Vinson & Elkins LLP